Crestwood Midstream Partners LP
National Association of Publicly Traded Partnerships
2013 MLP Investor Conference
May 22-23, 2013
Filed by Crestwood Midstream Partners LP
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Crestwood Midstream Partners LP
Commission File No.: 001-33631

Additional Information and Where to Find it
This communication contains information about the proposed merger transaction involving Crestwood Midstream Partners LP (“Crestwood”) and Inergy Midstream, L.P. (“Inergy”). In
connection with the proposed merger transaction, Inergy will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of
Crestwood.  Crestwood  will mail the final proxy statement/prospectus to its unitholders.  INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY
STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE
THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, INERGY, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS.  Investors and
unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Inergy and Crestwood through the website maintained by the SEC at www.sec.gov.  In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website,
www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by Inergy with the SEC from Inergy’s website,
www.inergylp.com/midstream, under the heading “SEC Filings” in the “Investor Relations” tab.
PARTICIPANTS IN THE SOLICITATION
Crestwood, Inergy and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of
Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information regarding Crestwood’s directors and executive officers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.  Information regarding Inergy’s directors and executive officers is contained in Inergy’s Annual Report on
Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Free copies of these documents may be obtained from the sources described above.
SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood and Inergy management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s or Inergy’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the Crestwood and Inergy businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of Crestwood or Inergy assets; failure or delays by customers in achieving expected production in their natural gas projects; competitive conditions in the industry and their impact on the ability of Crestwood or Inergy to connect natural gas supplies to Crestwood or Inergy gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers;
the ability of Crestwood or Inergy to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition;
changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood or Inergy’s control;
timely receipt of necessary government approvals and permits, the ability of Crestwood or Inergy to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact either company’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness of either company, as well as other factors disclosed in Crestwood and Inergy’s filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood and Inergy with the U.S.
Securities and Exchange Commission, including Annual Reports on Form 10-K for the year ended December 31, 2012 and September 30, 2012, respectively, and the most recent
Quarterly Reports and Current Reports, for a more extensive list of factors that could affect results. Crestwood and Inergy do not assume any obligation to update these forward-
looking statements.

Niobrara
Bakken
Gammon
Mowry
Hilliard-Baxter-Mancos
Niobrara
Mancos
Hermosa
Pierre
Lewis
Utica
Antrim
Devonian
New Albany
Excello-Mulky
Woodford
Fayetteville
Marcellus
Granite Wash
Avalon-Bone Spring
Barnett
Haynesville-Bossier
Conasauga
Barnett-Woodford
Eagle Ford
Area with existing assets and operations
Area with greenfield or development projects being evaluated

Crestwood®
MIDSTREAM PARTNERS LP

Crestwood Midstream Partners
Crestwood Asset Summary
1.0 Bcf/d of gathering volumes across
six resource plays
850 miles of gathering pipelines
6 processing plants
260,000 horsepower of compression
> 450,000 acres of production
dedicated under long term contracts
98% fee-based revenues
Shale focused partnership well positioned to participate in the long-term build-out of midstream infrastructure

Transformational Combination
Crestwood and Inergy to merge forming a $7 billion midstream partnership
Combined, Crestwood and Inergy provide an integrated midstream service offering that links fundamental energy supply with fundamental energy demand
4
Crestwood Midstream Partners (NYSE: CMLP), Crestwood Holdings LLC, Inergy, L.P.
(NYSE:NRGY) and Inergy Midstream, L.P. (NYSE: NRGM) have executed definitive agreements to create a fully integrated midstream partnership with a total enterprise value of over $7 billion
Deal announced May 6
th
; general partner close expected June 2013; MLP merger
expected end of Q3 2013
Transaction approved by the Boards of Directors and committees of independent directors of
NRGY, NRGM and CMLP; subject to CMLP unitholder vote; no financing contingencies
Unified strategy focused on servicing the midstream infrastructure needs of the most prolific shale plays in North America
Marcellus Shale, Bakken Shale, Eagle Ford Shale, Permian Basin, PRB Niobrara Shale, Utica
Shale, Barnett Shale, Fayetteville Shale, Granite Wash, Haynesville Shale and Monterey Shale
Diverse midstream assets and services along the midstream value chain with visible long-term growth potential
Complementary blend of long-term fee-based contracted cash flows with high-growth shale assets and organic expansion opportunities

Niobrara
Bakken
Gammon
Mowry
Hilliard-Baxter-Mancos
Niobrara
Mancos
Hermosa
Pierre
Lewis
Monterey
Antrim
Utica
SL
Devonian
New Albany
Excello-Mulky
Woodford
Fayetteville
Marcellus
Granite Wash
Avalon-Bone Spring
Barnett
Haynesville-Bossier
Conasauga
Barnett-Woodford
Eagle Ford
Tp

Crestwood®
MIDSTREAM PARTNERS LP

INERGY

Crestwood + Inergy = Premier Shale Player
Operations in virtually every premier shale play in North
America
Steuben Gas Storage
Seymour LPG Facility
West Coast Midstream
NGL Transportation Offices
Tres Palacios
Thomas Corners Gas Storage
Watkins Glen NGL Storage Facility
Bath NGL Storage Facility
South Jersey Terminal
Gathering and Processing Assets
Greenfield Development Targets
Stagecoach Gas Storage
Seneca Lake Gas Storage
Rail Terminal
5
1,300+ mmcf/d natural gas transportation
capacity
2,000+ mmcf/d gathering capacity
400+ mmcf/d processing capacity
1,000+ miles of pipeline
7 processing plants
80+ Bcf of current storage capacity
120,000 BPD crude oil rail loading capacity
275 tractors and 531 trailers
Significant North American NGL Logistics
business
Pro Forma Asset Summary
COLT Hub

GP Control
Cash

Crestwood®
MIDSTREAM PARTNERS LP

INERGY

Transaction Structure
Crestwood
Holdings
NRGY
Public
Current
Inergy
Mgmt.
NRGY
NRGM
NRGM
Public
NRGY
NRGM
Public
Public
Management
Crestwood
Holdings
CMLP
Public
Management
First
Reserve
1
2
NRGY LP units
CMLP GP / IDR interest +
NRGM units (post merger)
3
LP Units + Cash
100% equity ownership +
assumption of CMLP debt
4
Transaction Steps:
1. NRGY distributes all NRGM units
currently held to NRGY unitholders in
a tax-free distribution
2. Crestwood Holdings acquires the GP
control of NRGY
3. Crestwood Holdings contributes the
GP/IDRs of CMLP plus CMLP NRGM
units (post merger) in exchange for
NRGY units
4. CMLP merged with wholly-owned
subsidiary of NRGM
Pro Forma Ownership Structure:
53.8 MM Units: 29%
Non-economic GP
7.1 MM Units: 5%
GP / IDR interest
27.1 MM NRGY Units: 15%
11.9 MM NRGM Units: 8%
65.9 MM Units: 44%
20.5 MM Units: 14%
104.6 MM NRGY Units: 56%
45.0 MM NRGM Units: 30%
6
($ in MM except per unit data)
Units (MM) Value %
NRGM
Public - NRGM 29.1 $699
19.4%
Public - CMLP 36.8 882
24.4%
Crestwood Holdings 20.5 493
13.7%
NRGY Unitholders 45.0 1,079 29.9%
NRGY 7.1 171
4.7%
Inergy Management 11.9 285
7.9%
Total Units 150.4 $3,609 100.0%
NRGY
Public - NRGY 104.6 $1,192
56.4%
Crestwood Holdings 53.8 613 29.0%
Inergy Management 27.1 309
14.6%
Total Units 185.5 $2,114 100.0%

Crestwood
MIDSTREAM PARTNERS LP

INERGY

Crestwood
MIDSTREAM PARTNERS LP

INERGY

Strategic Highlights
Materially
Increased
Size, Scale
and Diversity
Complementary
Growth
Strategies
Low Cost
Capital Drives
Organic
Growth
Significant
Management
Experience &
Track Record
Cash Flow
Stability and
Visibility
Enhanced
Credit Profile
Strong
Sponsorship
and Alignment
of Interest
with LPs
Expanded
Participation
in Midstream
Value Chain

Processing 14%
Compression 20%
Gathering 66%

Other 6%
Crude & NGL Supply Logistics 43%
Natural Gas Storage & Transportation 51%

Other 4%
Processing 5%
Compression 8%
Crude & NGL Supply Logistics 26%
Natural Gas Storage & Transportation 32%
Gathering 25%

Crestwood® MIDSTREAM PARTNERS LP
INERGY

Increasing Scale & Diversification
CMLP NRGM + NRGY Pro Forma
Market Cap
Enterprise Value
(1)
Approximate
Segment
EBITDA
In a market where size matters, the pro forma enterprise possesses the critical scale and diversified platform to be a formidable competitor across the full midstream value chain
$1.5 B
$2.7 B
$3.3 B
$4.6 B
$5.4 B
$7.3 B
2013E EBITDA
(2)
~$178 MM ~$270 MM ~$450 MM
(1) Represents CMLP enterprise value (including private GP value) plus consolidated NRGY and NRGM enterprise value.
(2) Represents midpoint of 2013E guidance for CMLP and estimated EBITDA for NRGY and  NRGM for calendar year ended 12/31/2013.

Lean Gas
Residue Gas
Crude Oil

Crestwood® MIDSTREAM PARTNERS LP
INERGY

Expanding the Value Chain
Inergy Crestwood
Gas Gathering
Pipelines
CO2
Treating
Intrastate
& Interstate
Pipelines
Nat Gasoline
Iso-Butane
Butane
Propane
Ethane
Gas Gathering
Pipelines
Gas
Processing
Intrastate &
Interstate
Pipelines
Gas Storage
NGL
Fractionation
Mixed NGL
Pipelines
NGL
Storage & NGL
Pipelines
Trucks, Rail
Barges &
Crude
Pipelines
Crude Oil
Storage &
Terminals
Crude Oil
Refining
Storage
Barges &
Refined
Products
Pipelines
Rich Gas
The combined partnership represents a fully integrated midstream service provider with complementary business platforms positioned to compete across the midstream value chain
Offering customers a more comprehensive and competitive suite of services
Capturing incremental fee opportunities that expand margins and maximize returns on investment

Crestwood
MIDSTREAM PARTNERS LP
ANTERO RESOURCES
bp
bhpbilliton
devon
TOTAL
bp capital
Chesapeake
US Infrastructure
Sabine Oil & Gas
Comstock Resources
Quicksilver Resources
Vantage Energy
INERGY
conEdison
Enterprise Products
New Jersey Natural Gas
PSEG
GAVILON
nationalgrid
Merrill Lynch
Anadarko
TENASKA
Sunoco Logistics
MARATHON
TESORO
ExxonMobil
OXY
REPSOL
CAIMAN ENERGY
Dominion
ConocoPhillips
Williams
PARTNERS LP
PBF
Chevron
TOTAL

Crestwood MIDSTREAM PARTNERS LP

INERGY

Linking Supply to Demand
Expect significant commercial and operating synergy by linking Crestwood producer relationships and access to supply at the wellhead with Inergy demand-side services and relationships
Natural Gas
NGLs Crude Oil
Supply Demand

Cash Flow Stability and Visibility
Significant diversification provides greater
cash flow stability
Within the core operating segments;
10+ different assets with diversified
fundamental growth drivers
generating ~$20MM of EBITDA
No single customer, asset or business
unit constituting more than ~15% of
total cash flows
Significant gross margin supported by
long-term (take or pay and equivalent)
contracts
~51% of pro forma consolidated 2013E
gross margin under firm contract
Minimal direct commodity exposure;
no speculative commodity positions
2013E EBITDA Mix
11
Cowtown
Inergy
Services
Marcellus
Stagecoach
COLT
Hub
Marc I
Alliance
Tres Palacios
Fayetteville
US Salt Other
Firm
Contracts
51%
Fixed-Fee
33%
Un-
Contracted
16%
2013E Gross Margin Mix

Enhanced Credit Profile
Significantly increases size, scale and cash flow diversity
Balance sheet friendly transaction
>$2.0 billion of equity issued to facilitate transaction
No new debt issuance
Expected credit rating in-line with current Inergy corporate family rating
Achieving investment grade status to further drive cost of capital synergies is a key objective of the partnership
Strong Balance Sheet, enhanced credit profile and increasing float maximizes access to capital and minimizes cost of capital
(1) Represents total consolidated pro forma Inergy debt divided by NRGM EBITDA plus NRGY EBITDA attributable to operating assets.
(1)
12
4.2x
3.7x
3.4x
3.2x
3.9x
3.7x
3.4x  3.2x
2.7x
2.1x
1.8x
1.4x
0.0x
1.0x
2.0x
3.0x
4.0x
5.0x
2H 2013
2014E 2015E 2016E
NRGM PF Consolidated NRGY PF NRGY PF
Strong pro forma balance sheet
Significant contracted cash flows and visible growth
Strong ability to continue de-leveraging

▪

▪

▪

➢

➢

➢

➢

Niobrara
5
Bakken
Gammon
Utica
4
2
Hilliard-Baxter-Mancos
Niobrara
Mancos
Antrim
Monterey-Temblor
6
New Albany
Devonian
1
Hermosa
Pierre
Lewis
Monterey
Marcellus
Woodford
Fayetteville
Avalon-Bone Spring
Conasauga
3
Barnett
Haynesville-Bossier
Barnett-Woodford
Eagle Ford

Crestwood MIDSTREAM PARTNERS LP

INERGY

Low Cost Capital Drives Organic Growth
Significant Backlog of Organic Growth Projects and the Currency to Execute
Northeast Storage and
Transportation
1
Marcellus / Utica Gathering
and Processing
Bakken Crude Oil Logistics
2
Niobrara Gathering and
Processing
3
Permian Basin Gathering and
Processing
NGL Logistics
>$2.0 Bn of identified potential greenfield
development and bolt-on acquisition
opportunities
Both Crestwood and Inergy are
opportunity rich; expanded value chain
will drive additional opportunities
The combined partnership has the scale
and currency to execute large-scale
greenfield development opportunities
4
5
6
13
Two low-cost public currencies to
capitalize on growth opportunities
$1.2 Bn of committed revolver
capacity at NRGM and NRGY
Current NRGM 6.0% 2020 senior
notes YTW at ~4.6%
Current equity yield: NRGM at ~6.4%
and NRGY at ~5.2% yield

FIRST RESERVE

— ENERGY INVESTORS SINCE 1983 —

Mountaineer Keystone LLC

T3 Energy Services

RKI Exploration

DRESSER

NATIONAL OILWELL

Cobalt International Energy

GLENCORE

BORCO

BASiC energy services

PBF Energy

Weatherford

PRIDE INTERNATIONAL

sabine oil & gas

SUPERIOR ENERGY SERVICES

MIDSTATES PETROLEUM

Crestwood® MIDSTREAM PARTNERS LP

INERGY

Strong Sponsorship
After this transaction, First Reserve, Crestwood management and Inergy management will have in excess of $1.5 billion invested in the combined partnership
First Reserve, the largest and most
experienced private equity firm focused
exclusively on energy, continues to
demonstrate its commitment to the ongoing
growth of the combined partnership
Significant industry relationships and broad
portfolio energy assets facilitate new business
opportunities
Selected Significant Investments:
Denotes First Reserve portfolio companies currently under contract or engaged in business activities with Crestwood and/or Inergy.
14
Examples include Crestwood’s current
contracts with Sabine Oil and Gas,
Mountaineer Keystone and RKI Exploration
and Inergy’s current contract with PBF
Energy
30 year history of investing exclusively in
energy
Over $23 billion of capital raised since
inception

Financial Principles
Continue to grow utilizing a disciplined financial policy
Grow pro forma business consistent with stable, fee-based MLP business model
Maintain ample liquidity and preserve financial flexibility
Fund organic growth and acquisitions with appropriate mix of debt and equity (~50/50)
Target long-term leverage ratio of <4.0x Debt / EBITDA at the MLP level
Expected NRGM corporate family credit ratings of BB (stable) / Ba3
(positive)
Grow distributions while targeting appropriate coverage
Target coverage of 1.1x and 6-10% Y-o-Y growth
Use excess distributable cash flow to reduce leverage or invest in cash flow generating assets

Crestwood is Building a Footprint in High-Growth Shale Plays 16

42% CAGR since October 2010
(MMcf/d)
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13

Crestwood®
MIDSTREAM PARTNERS LP

Building a Footprint in High Growth Shale Plays
While Barnett provides the base, Marcellus will drive growth
Marcellus the backbone of future
growth
Barnett volumes flattening as
they mature on the decline curve
KWK Closed sale of 25% of
Barnett Reserves to Tokyo Gas
for $485 million
Drilling activity expected to
pick up in 2014
BHP to add ~25 Fayetteville wells
in mid 2013
Dry gas volumes expected to
accelerate with improving natural
gas prices
17
0
200
400
600
800
1,000
1,200
Barnett Las Animas Fayetteville Granite Wash Haynesville Marcellus

Western Area
West Union
East AOD
Greenbrier Area
Doddridge County

Crestwood®
MIDSTREAM PARTNERS LP

Acquired Marcellus Shale gathering assets
in March 2012
Acquired compression assets from Enerven
in December 2012
~$500 million total capital investment
through year-end 2012
$105–$115 million 2013 budgeted capital for
Greenbrier area expansions
Significant volume growth
Building a Footprint in High Growth Shale Plays
Marcellus Shale Rich Gas Development
18
Existing pipeline
2013 Pipelines
Planned build out 2014-2016
3 Party take away
Area of Dedication
CMM compressor stations
3 Party comp stations
MWE Sherwood Plant
20 year 100% fixed-fee contract for
gathering and compression services for
Antero Resources (“Antero”)
~136,000 net acres area of dedication
Jan 1, 2012: ~200 MMcf/d
Current: ~430 MMcf/d
2013 exit rate: ~500 MMcf/d
rd
rd

OHIO
MONROE
Ohio River
Districts with 3,000+ Antero net acres
Antero Rigs
Antero Horizontal Marcellus Wells
Industry Rigs
Industry Horizontal Marcellus Wells
NGL Pipelines (Under Construction)
In-Service High Pressure Gathering
Planned/Under Construction High Pressure Gathering
In-Service Low Pressure Gathering
Leatherman Unit
1H: 14.7 MMcf/d IP
2H: 11.8 MMcf/d IP
Ed Arnold Unit
1H: 3,280 Boe/d IP (46% Liquids)
2H: 3,606 Boe/d IP (45% Liquids)
WETZEL
Anna Unit
2H: 1,694 Boe/d IP (54% Liquids)
TYLER
MARION
PLEASANTS
149 Horizontals Completed
10.4 Bcfe avg EUR
13.5 MMcf/d avg IP
6,910' avg lateral length
Sherwood Processing Plant
HARRISON
Valentine Unit
1H: 5,232 Boe/d IP (50% Liquids)
2H: 3,726 Boe/d IP (49% Liquids)
DODDRIDGE
RITCHIE
BARBOUR
Nicholson Unit
2H: 1,757 Boe/d IP
(50% Liquids)
Heirs Unit
1H: 17.0 MMcf/d IP
2H: 18.6 MMcf/d IP
Cleta Unit
1H: 25.8 MMcf/d IP
2H: 18.4 MMcf/d IP
WEST VIRGINIA
UPSHUR
GILMER
1300 BTU
1250 BTU
1150 BTU
1050 BTU
Opie Unit
1H: 21.8 MMcf/d IP
Highly Rich Gas
96,000 Net Acres
960 Gross Locations
Rich Gas
131,000 Net Acres
1,412 Gross Locations
Dry Gas
60,000 Net Acres
674 Gross Locations

Crestwood® MIDSTREAM PARTNERS LP

Building a Footprint in High Growth Shale Plays >3,000 well inventory of future Marcellus Shale drilling locations from Antero 19 Source: Antero Resources May 2013 Investor Presentation

JOHNSON
CAMPBELL
WESTON
WYOMING
NATRONA
CONVERSE
NIOBRARA
PLATTE
GOSHEN

Crestwood® MIDSTREAM PARTNERS LP

CHK/RKI Leasehold
CHK Operated Rigs
Industry Rigs
Non-Operated Rigs
Jackalope AMI (311,000 acres)
Signed revised letter agreement on April 25, 2013
RKI Exploration is a First Reserve portfolio
company
Conducting final due diligence and negotiating
definitive documentation to acquire RKI’s 50%
interest in the Jackalope Gas Gathering System
(“JGGS”)
Participate in 50/50 JGGS JV with Access
Midstream (operator) to provide gas gathering and
processing for CHK, CNOOC and RKI
Jackalope AMI (311K gross acres) gas gathering &
processing dedication of Frontier & Niobrara
formations
20-year cost of service fee-based gathering and
processing agreement
Significant gathering and processing infrastructure
build-out through 2015
Building a Footprint in High Growth Shale Plays
Chesapeake Energy and RKI Exploration Niobrara project development

Combined CHK/RKI Powder River Basin (PRB)
footprint of ~750,000 acres

CHK currently operating 10 rigs within the Jackalope AMI
~$480 million drilling carry from CNOOC drives activity through 2014
Over ~1,000+ drilling locations (>10 yr drilling inventory)
Current production limited due to infrastructure constraints
Crude oil and rich-gas production creates significant potential opportunity for future infrastructure build-out
Building a Footprint in High Growth Shale Plays
CHK / RKI Jackalope drilling activity focused on crude oil and liquids-rich production
21
Natural gas gathering, compression and processing
NGL storage, stabilization, blending, truck & rail terminalling, transportation and marketing
Crude oil gathering, truck and rail terminalling and transportation

Current Permian Drilling Activity
Vertical Rig
Horizontal Rig
North Wolfcamp
Bone Spring
NW Shelf
Central Platform
Midland Basin
Spraberry/ Wolfberry
Delaware Sands
Eastern Shelf
Avalon Shale
Cline
Wolfcamp / Wolfbone
Delaware Basin
Wolfcamp

Crestwood® MIDSTREAM PARTNERS LP

Source: TPH – Nov 2012 Upstream Team Report
Focusing on 5 county area including Eddy &
Lea NM and Culberson, Reeves & Loving TX
Significant ramp up in producer activities across
multiple stacked formations
Delaware Basin lacks sufficient midstream
infrastructure
Higher GORs in area requires more gas gathering
and processing than eastern Delaware & Midland
Basins
~2,600 Wells permitted in focus area in last 18
months
Leveraging conversion of Las Animas dry
gas gathering assets to build early traction
with producers in the area
Leveraging previous Poker Lake gathering
& processing development activities
Key Producers
Chevron
Oxy
Conoco
Devon
Shell
EOG
Anadarko
Apache
Cimarex
Concho
Bass
Energen
Nadle&Gussman
Mack
Mewborne
RKI
Crestwood’s Existing Las Animas System
Building a Footprint in High Growth Shale Plays
Permian and Delaware Basin Development Opportunities

▪

▪

NM
TX
Carlsbad
Dublin Ranch Plant
Loving
Eddy County
Lea Co.
Malaga
Willow Lake Plant
Crestwood Proposed Cryo-Plant Facility
NM
Culberson County
Reeves County
Loving County
TX
Existing Pipeline
Las Animas - Willow Lake Expansion
Rich Gas Trunkline to Plant Facility

Crestwood®
MIDSTREAM PARTNERS LP

Part 1:  Expanding the Las
Animas footprint and adding
near term processing capacity in
Eddy County, NM
Part 2:  New central cryogenic
processing plant facility and rich
gas trunkline system targeting
Eddy & Lea Counties, NM and
Culberson, Reeves & Loving
Counties in West TX
Building a Footprint in High Growth Shale Plays
Permian and Delaware Basin Project Overview

Inergy / Crestwood merger is transformational for future
growth objectives
Operating and financial platform to compete for large
scale infrastructure projects and acquisitions
Merger integration to be completed in 4Q 2013
Combined assets and skill sets well-positioned to capture
opportunities in new rich-gas, NGL and crude plays to
provide full value chain services and enhance investment
returns
Key Investor Highlights

Combined platform positioned to deliver 6% – 10% long-term
annual distribution growth

Appendix 25

CMLP Capitalization

(in millions) 12/31/2012 3/31/2013
Capitalization
Revolving credit facility - CMLP $206.7 $293.2
7.75% Senior Notes, due 2019 350.0 350.0
Capitalized leases 7.1 6.1
Total CMLP Debt $563.8 $649.3
Revolving credit facility - CMM 127.0 83.0
Consolidated debt $690.8 $732.3
Partners' capital 859.6 817.5
Total Crestwood capitalization $1,550.4 $1,549.8
Pro Forma LTM Adjusted EBITDA
(1)
$132.8 $150.7
Credit Statistics
Consolidated debt / Total capitalization 45% 47%
CMLP Debt / Pro Forma LTM Adjusted EBITDA 4.2x 4.3x
Liquidity
Revolving credit facility - CMLP
(2)
$166.6 $179.6
Revolving credit facility - CMM
(2)
59.0 113.0
Total $225.6 $292.6
Units Outstanding
Common Units
(3)
41.2 45.7
Class C Units
(4)
7.2 7.3
Class D Units (5) – 6.2
Total Limited Partner Interests 48.4 59.2
(1)
Represents latest twelve months as defined in CMLP’s credit agreement.
(2)
Represents remaining borrowing capacity pursuant to maximum debt/ pro forma adjusted EBITDA ratios under respective credit agreements.
(3)
4.5 million common units issued in March 2013.  Excludes 575,000 units issued in April 2013 pursuant to overallotment exercise.
(4)
The Class C Units converted to common units on April 1, 2013.
(5)
Class D Units issued in January 2013 to Crestwood Holdings in the CMM drop-down transaction.

2009 – 2013 CAGR: 49%
1,200
1,000
800
600
400
200
-
2009
2010
2011
2012
2013
Barnett Dry
Other Dry
Barnett Rich
Marcellus

$150
$125
$100
$75
$50
$25
$-
2009
2010
2011
2012
2013
Barnett Dry
Other Dry
Barnett Rich
Marcellus

2009 – 2013 CAGR: 29%
$200
$150
$100
$50
$-
$64
$77
$110
$132
$178
2009
2010
2011
2012
2013

2009 – 2013 CAGR: 25%
$150
$100
$50
$-
$51
$63
$88
$105
$125
2009
2010
2011
2012
2013

Crestwood® MIDSTREAM PARTNERS LP

CMLP Financial Forecast
Throughput (MMcf/d)
Adjusted EBITDA ($MM)
Growth Capital Expenditures ($MM)
Adjusted Distributable Cash Flow ($MM)
343
570
823
1,050
$55
$63
$47
$48
$125
215
Rich
Dry
Rich
Dry
(1) Represents mid-point of 2013 guidance
(1)
(1)
(1)
(1)

The following slides of this presentation provide reconciliations of the non-GAAP financial measures adjusted EBITDA and adjusted distributable cash flow to their most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Our non-GAAP
financial measures should not be considered as alternatives to GAAP measures such as net income or operating income or any other GAAP measure of liquidity or financial performance.
We define adjusted EBITDA as net income from continuing operations adjusted for interest expense, income taxes, depreciation, amortization and accretion expense and certain non-recurring expenses, including but not limited to items such as transaction related expenses and gains/losses on the exchange of property, plant and equipment.  Adjusted
EBITDA is commonly used as a supplemental financial measure by senior management and by external users of our financial statements, such as investors, research analysts and rating agencies, to assess the financial performance of our assets without regard to financing methods, capital structures or historical cost basis. We define adjusted distributable cash flow as net income from continuing operations adjusted for: (i) the addition of depreciation, amortization and accretion expense; (ii)  the addition of income taxes; (iii) the addition of non-cash interest expense; (iv) the subtraction of maintenance capital expenditures and (v) certain non-recurring expenses, including but not limited to items such as transaction related expenses and gains/losses on the exchange of property, plant and equipment. The GAAP measure most directly comparable to adjusted distributable cash flow is net income from continuing operations.
Non-GAAP Financial Measures

Non-GAAP Reconciliations

2009 2010 2011 2012
Total revenues 95,881 $    113,590 $  205,820 $        239,463 $
Product purchases - - (38,787) (39,005)
Operations and maintenance expense (21,968) (25,702) (36,303) (43,108)
General and administrative expense (9,676) (17,657) (24,153) (29,582)
Other income 1 - - -
Gain from exchange of property, plant and equipment - - 1,106 -
EBITDA 64,238 70,231 107,683 127,768
Gain from exchange of property, plant and equipment - - (1,106) -
Non-cash compensation (accelerated vesting) - 3,581 - -
Significant transaction related expenses - 2,737 3,385 4,697
Adjusted EBITDA 64,238 76,549 109,962 132,465
Less:
Depreciation, amortization and accretion expense 20,829 22,359 33,812 51,908
Interest and debt expense 8,519 13,550 27,617 35,765
Income tax expense (benefit) 399 (550) 1,251 1,206
Gain from exchange of property, plant and equipment - - (1,106) -
Non-cash compensation (accelerated vesting) - 3,581 - -
Significant transaction related expenses - 2,737 3,385 4,697
Net income from continuing operations 34,491 $    34,872 $    45,003 $          38,889 $
Net income from continuing operations 34,491 $    34,872 $    45,003 $          38,889 $
Depreciation, amortization and accretion expense 20,829 22,359 33,812 51,908
Income tax expense (benefit) 399 (550) 1,251 1,206
Amortization of deferred financing fees 3,836 4,961 3,473 5,455
Non-cash equity compensation 1,705 5,522 916 1,877
Maintenance capital expenditures (10,000) (6,600) (1,409) (4,302)
Distributable cash flow 51,260 60,564 83,046 95,033
Add:  Gain from exchange of property, plant and equipment - - (1,106) -
Add:  Interest expense (bridge loan fees) - - 2,500 -
Add:  Significant transaction related expenses - 2,737 3,385 4,697
Add:  Significant minimum volume deficiency payment - - - 5,352
Adjusted distributable cash flow 51,260 $    63,301 $    87,825 $          105,082 $
Year Ended December 31,
($ in thousands)

Non-GAAP Reconciliations
2013
Guidance
Net income: $38 million to $53 million
Add/Deduct:
Depreciation, amortization and accretion expense $80 million
Interest expense, net $50 million
Income tax provision $2 million
Adjusted EBITDA $170 million to $185 million
Note:  Information as provided in Crestwood's February 26, 2013 news release.
30